SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIRUM PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

604749101

(CUSIP Number)

Niall O’Donnell

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza, 263 Tresser Boulevard, Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604749101	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 22,989,987 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Mirum Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on July 18, 2019.

CUSIP No. 604749101	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14	TYPE OF REPORTING PERSON PN

(2)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P., a Delaware limited partnership. RiverVest Venture Partners IV, L.P., a Delaware limited partnership, is the general partner of RiverVest Venture Fund IV, L.P.

CUSIP No. 604749101	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14	TYPE OF REPORTING PERSON OO

(3)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, LLC, a Delaware limited liability company, is the sole general partner of RiverVest Venture Partners IV, L.P.

CUSIP No. 604749101	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Niall O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14	TYPE OF REPORTING PERSON IN

(4)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, LLC is the sole general partner of RiverVest Venture Partners IV, L.P. Dr. O’Donnell is a manager of RiverVest Venture Partners IV, LLC.

CUSIP No. 604749101	13D	Page 6 of 11 Pages

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Mirum Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 Tower Lane, Suite 1050, Foster City, California 94404. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)	Name of Person Filing (each a “Reporting Person” and collectively, the “Reporting Persons”)

RiverVest Venture Fund IV, L.P., a Delaware limited partnership

RiverVest Venture Partners IV, L.P., a Delaware limited partnership

RiverVest Venture Partners IV, LLC, a Delaware limited liability company

Dr. Niall O’Donnell

RiverVest Venture Fund IV, L.P. is referred to herein as the “Control Entity.” Each of RiverVest Venture Partners IV, L.P. and RiverVest Venture Partners IV, LLC are referred to herein as the “Managing Entities.” Dr. O’Donnell is referred to herein as the “Manager.”

(b)	Residence or Business Address

101 S. Hanley Road, Suite 1850, St. Louis, MO 63105.

(c)	Present Principal Occupation or Employment

The principal business of the Control Entity is making venture capital investments. The principal business of each of the Managing Entities is acting as the general partner or member (directly or indirectly) of the Control Entity. The principal business of the Manager is managing the Managing Entities and a number of affiliated partnerships and other entities with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is a natural person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”) the Reporting Persons held the following securities of the Issuer:

•

RiverVest Venture Fund IV, L.P. purchased an aggregate of 11,968,944 shares of Series A preferred stock of the Issuer (“Series A Preferred Stock”) and an aggregate of 1,000,000 shares of Common Stock in a series of private placement transactions for an aggregate purchase price of $16,500,104;

CUSIP No. 604749101	13D	Page 7 of 11 Pages

On July 3, 2019, the Issuer effected an 8-for-1 reverse stock split for each share of issued and outstanding Common Stock. On July 22, 2019, the Issuer completed the closing IPO. All shares of Series A Preferred Stock issued and outstanding converted on an 8-for-1 basis into shares of Common Stock in connection with the IPO. In addition, concurrently with the closing of the IPO, RiverVest Venture Fund IV, L.P. purchased an aggregate of 300,000 shares of Common Stock in the IPO at the IPO price of $15.00 per share.

The purchase price paid by the Control Entities for all of the shares described in this Item 3 came from the capital contributions of their general and limited partners.

Item 4. Purpose of the Transaction.

The Reporting Persons purchased the shares of Series A Preferred Stock and Common Stock described above for investment purposes. Except as set forth in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or

(j)	Any action similar to any of those enumerated above.

However, each of the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP No. 604749101	13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund IV, L.P.	1,921,118	0	1,921,118	0	1,921,118	1,921,118	8.4%

RiverVest Venture Partners IV, L.P.(1)	0	0	1,921,118	0	1,921,118	1,921,118	8.4%

RiverVest Venture Partners IV, LLC(2)	0	0	1,921,118	0	1,921,118	1,921,118	8.4%

Niall O’Donnell(3)	0	0	1,921,118	0	1,921,118	1,921,118	8.4%

(*)

Based on the 22,989,987 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on July 18, 2019.

(1)

RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P., and as a result,, may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

(2)

RiverVest Venture Partners II, LLC is the sole general partner of RiverVest Venture Partners IV, L.P., which is the general partner of RiverVest Venture Fund IV, L.P., and as a result, may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

(3)

Dr. O’Donnell is a manager of RiverVest Venture Partners IV, LLC, which is the sole general partner of RiverVest Venture Partners IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. As a result, Dr. O’Donnell may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 604749101	13D	Page 9 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights

The Issuer, RiverVest Venture Fund IV, L.P., and certain other investors are party to an investor rights agreement (the “Investor Rights Agreement”), dated November 5, 2018, giving such parties the right to demand the registration of their shares of Common Stock (the “registerable securities”) under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million. The Issuer is required to file up to two registration statements that are declared effective upon exercise of these demand registration rights. In addition, the holders of a majority of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $1.0 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, five years after the effective date of the IPO, or if earlier the date such stockholder (a) holds less than 1% of the Issuer’s outstanding Common Stock (including shares issuable on conversion of outstanding convertible preferred stock) or (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

This foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit B hereto and is incorporated herein by reference.

Lock-up Agreement

The Issuer, along with its directors, executive officers and substantially all of its other stockholders, including RiverVest Venture Fund IV, L.P., have agreed with the underwriters for the IPO that, for a period of 180 days following the completion of the IPO, they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise. The underwriters may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated August 1, 2019, by and among RiverVest Venture Fund IV, L.P., RiverVest Venture Partners IV, L.P., RiverVest Venture Partners IV, LLC, and Niall O’Donnell.

Exhibit B:	Investor Rights Agreement, dated November 5, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-232251), filed with the SEC on June 21, 2019).

Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-232251), filed with the Commission on July 8, 2019).

CUSIP No. 604749101	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 1, 2019

RiverVest Venture Fund IV, L.P.		RiverVest Venture Partners IV, L.P.

By:	RiverVest Venture Partners IV, L.P., its general partner	By:	RiverVest Venture Partners IV, LLC, its sole general partner
By:	RiverVest Venture Partners IV, LLC, its sole general partner

By:	/s/ Niall O’Donnell	By:	/s/ Niall O’Donnell
	Name: Niall O’Donnell		Name: Niall O’Donnell
	Title: Manager		Title: Manager

RiverVest Venture Partners IV, LLC

By:	/s/ Niall O’Donnell	/s/ Niall O’Donnell
	Name: Niall O’Donnell	Niall O’Donnell
Title: Manager

[Signature Page of Schedule 13D]

CUSIP No. 604749101	13D	Page 11 of 11 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of the Statement on Schedule 13D, including any amendments thereto, in connection with shares of common stock of Mirum Pharmaceuticals, Inc., and that this agreement shall be included as an Exhibit to Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on August 1, 2019.

RiverVest Venture Fund IV, L.P.		RiverVest Venture Partners IV, L.P.

By:	RiverVest Venture Partners IV, L.P., its general partner	By:	RiverVest Venture Partners IV, LLC, its sole general partner
By:	RiverVest Venture Partners IV, LLC, its sole general partner

By:	/s/ Niall O’Donnell	By:	/s/ Niall O’Donnell
	Name: Niall O’Donnell		Name: Niall O’Donnell
	Title: Manager		Title: Manager

RiverVest Venture Partners IV, LLC

By:	/s/ Niall O’Donnell	/s/ Niall O’Donnell
	Name: Niall O’Donnell	Niall O’Donnell
Title: Manager

[Signature Page to Joint Filing Agreement]